UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33862 / May 12, 2020

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In the Matter of   :
                                                       :
American Century ETF Trust   :
American Century Investment Management, Inc.   :
4500 Main Street   :
Kansas City, Missouri 64111   :
                                                       :
(812-15082)   :
                                                       :
_____:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

American Century ETF Trust and American Century Investment Management, Inc. filed an
application on December 11, 2019, and amendments to the application on February 24, 2020 and
April 9, 2020, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule
22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from
sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order permits: (a) the Funds (as defined in the Notice (as defined below)) to issue shares
("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market
transactions in Shares to occur at negotiated market prices rather than at net asset value; (c)
certain Funds to pay redemption proceeds, under certain circumstances, more than seven days
after the tender of Shares for redemption; (d) certain affiliated persons of a Fund to deposit
securities into, and receive securities from, the Fund in connection with the purchase and
redemption of creation units; and (e) certain registered management investment companies and
unit investment trusts outside of the same group of investment companies as the Funds to acquire
Shares of the Funds. The order incorporates by reference terms and conditions of a previous
order granting the same relief sought by applicants, as that order may be amended from time to
time ("Reference Order").[1]

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[1]   Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and
33711 (December 10, 2019) (order).

On April 16, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 33841) (the "Notice"). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of American Century ETF Trust, et al. (File No. 812-15082),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary